UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No. ___)*

Gamida Cell Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.01 par value

(Title of Class of Securities)

002120202

(CUSIP Number)

April 19, 2023[1]

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1 On April 19, 2023, the Filers (as defined below) beneficially owned 3,000,000 Ordinary Shares and warrants to acquire an additional 3,000,000 Ordinary Shares of the Issuer, as a result of which the Filers beneficially owned 5.5% of the Issuer’s outstanding Ordinary Shares.  The remainder of this Schedule 13G reflects the Filers beneficial ownership as of the date of this report.

CUSIP No. 002120202
1	NAMES OF REPORTING PERSONS
Stonepine Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,743,162

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,743,162

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,743,162

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

CUSIP No. 002120202
1	NAMES OF REPORTING PERSONS
Stonepine Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,743,162

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,743,162

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,743,162

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 002120202
1	NAMES OF REPORTING PERSONS
Jon M. Plexico

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,743,162

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,743,162

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,743,162

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, IN

CUSIP No. 002120202
1	NAMES OF REPORTING PERSONS
Timothy P. Lynch

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,743,162

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,743,162

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,743,162

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, IN

CUSIP No. 002120202
Item 1.

	(a)	Name of Issuer

Gamida Cell Ltd.

	(b)	Address of Issuer’s Principal Executive Offices

116 Huntington Avenue, Boston, MA 02116

Item 2.

	(a)	The names of the persons filing this statement are:

Stonepine Capital Management, LLC, a California limited liability company (the “General Partner”)

Stonepine Capital, L.P., a Delaware limited partnership (the “Partnership”)

Jon M. Plexico

Timothy P. Lynch (collectively, the “Filers”)

The General Partner is the general partner and investment adviser of investment funds, including the Partnership.  Mr. Plexico and Mr. Lynch are the control persons of the General Partner.  The Filers are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group.  Each Filer also disclaims beneficial ownership of the Stock except to the extent of that person’s pecuniary interest therein.  In addition, the filing of this Schedule 13G on behalf of the Partnership should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the Stock covered by this Schedule 13G.

	(b)	The principal business office of the Filers is located at

919 NW Bond Street, Suite 204
Bend, OR 97703

	(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

	(d)	This statement relates to the Issuer’s Ordinary Shares, NIS 0.01 par value (the “Stock”).

	(e)	The CUSIP number of the Issuer is: 002120202

CUSIP No. 002120202
Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E). As to the General Partner.

(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G). As to Mr. Plexico and Mr. Lynch.

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution ____________________________________.

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Filer.  The Stock reported in this Schedule 13G include 1,743,162 Ordinary Shares of the Issuer and warrants to purchase an additional 3,000,000 Ordinary Shares.

The percentages reported in this Schedule 13G are based on 105,586,746 Ordinary Shares outstanding immediately after the offering of Common Stock by the Issuer reported in the Prospectus Supplement filed by the Issuer on April 20, 2023.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Partnership holds the Stock for the benefit of its investors and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.

CUSIP No. 002120202
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Item 11.	Certification of the General Partner, Mr. Plexico and Mr. Lynch

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Certification of the Partnership

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 002120202
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2023

STONEPINE CAPITAL MANAGEMENT, LLC

	By:	/s/ Timothy P. Lynch
Timothy P. Lynch, Managing Member

STONEPINE CAPITAL, L.P.

	By:	Stonepine Capital Management, LLC,
General Partner

	By:	/s/ Timothy P. Lynch
Timothy P. Lynch, Managing Member

/s/ Jon M. Plexico
Jon M. Plexico

/s/ Timothy P. Lynch
Timothy P. Lynch

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G or Forms 3, 4 or 5(and any amendments or supplements thereto) required under section 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer.  For that purpose, the undersigned hereby constitute and appoint Stonepine Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: May 15, 2017

STONEPINE CAPITAL MANAGEMENT, LLC

	By:	/s/ Timothy P. Lynch
Managing Member

STONEPINE CAPITAL, L.P.

	By:	Stonepine Capital Management, LLC,
General Partner

	By:	/s/ Timothy P. Lynch
Managing Member

/s/ Jon M. Plexico

/s/ Timothy P. Lynch